UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                              ---------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSANT TO RULES 13d-1(b), (c),
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                              (Amendment No. ___ )*


                      Martha Stewart Living Omnimedia, Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    573083102
                                 (CUSIP Number)

                                October 18, 1999
             (Date of Event which Requires Filing of this Statement)

       Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    / /  Rule 13d-1(b)

                    / /  Rule 13d-(c)

                    /x/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

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CUSIP No. 573083102                                       Page  2  of  5 Pages
         ----------                                            ---    ---
==============================================================================

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Time Warner Inc.
           13-3527249

==============================================================================

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            a  /  /       b  /  /

==============================================================================

3   SEC USE ONLY

==============================================================================

4   CITIZENSHIP OR PLACE OF ORGANIZATION                      Delaware

==============================================================================

                      5   SOLE VOTING POWER                2,585,597
    NUMBER OF                                   shares of Class A Common Stock
    SHARES           =========================================================
 BENEFICIALLY
    OWNED BY          6   SHARED VOTING POWER                 0
     EACH
   REPORTING         =========================================================
    PERSON
     WITH             7   SOLE DISPOSITIVE POWER           2,585,597
                                                shares of Class A Common Stock
                     =========================================================

                      8   SHARED DISPOSITIVE POWER           0

==============================================================================

9   AGGREGATE AMOUNT BENEFICIALLY                           2,585,597
    OWNED BY REPORTING PERSON                   shares of Class A Common Stock
==============================================================================

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

==============================================================================

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)              16.7%(1)

==============================================================================

12  TYPE OF REPORTING PERSON*                HC

==============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------
(1) Represents 5.2% of the aggregate outstanding shares of Class A Common Stock and Class B Common Stock. Class B Common Stock is immediately convertible into one share of Class A Common Stock and has ten votes per share.

CUSIP No. 573083102                                         Page 3 of 5  Pages
          ---------                                             ---  ---

Item 1(a)   Name of Issuer

                 Martha Stewart Living Omnimedia, Inc.
                 -------------------------------------

Item 1(b)   Address of Issuer's Principal Executive Offices:

                 11 West 42 Street
                 New York, NY  10036

Item 2(a)   Name of Person Filing:

                 Time Warner Inc.
                 ----------------

Item 2(b)   Address of Principal Business Office or, if None, Residence:

                 75 Rockefeller Plaza
                 New York, NY  10019

Item 2(c)   Citizenship:         Delaware

Item 2(d)   Title of Class of Securities:

                 Class A Common Stock, par value $.01 per share
                 ----------------------------------------------

Item 2(e)   CUSIP Number:

                 573083102
                 ----------

Item 3. If This Statement is filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)   /  /  Broker or dealer registered under Section 15 of the Exchange Act.

(b)   /  /  Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)   /  /  Insurance company as defined in Section 3(a)(19) of the
            Exchange Act.

(d)   /  /  Investment company registered under Section 8 of the Investment
            Company Act.

(e)   /  /  An investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(E);

(f)   /  /  An employee benefit plan or endowment fund in  accordance with Rule
            13d-1(b)(1)(ii)(F);

(g)   /  /  A parent  holding company or control person in accordance with Rule
            13d-1(b)(1)(ii)(G);

(h)   /  /  A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act;

(i)   /  /  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)   /  /  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.      / /

CUSIP No. 573083102                                         Page 4 of 5 Pages
          ---------                                             ---  ---

Item 4.     Ownership.

            Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)         Amount beneficially owned:                               2,585,597
                                                                     ---------

(b)         Percent of Class:                                        16.7% (1)
                                                                     ---------

(c)         Number of shares as to which such person has:

(i)         Sole power to vote or to direct the vote                 2,585,597
                                                           Class A Common Stock

(ii)        Shared power to vote or to direct the vote                      0,

(iii)       Sole power to dispose or to direct the                   2,585,597
            disposition of                                 Class A Common Stock

(iv)        Shared power to dispose or to direct the disposition of         0,


Item 5.     Ownership of Five Percent or Less of a Class.

                 Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                 Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                 Time Publishing Ventures, Inc.(a wholly owned indirect subsidiary of Time Warner Inc.) - CO

Item 8.     Identification and Classification of Members of the Group.

                 Not applicable

Item 9.     Notice of Dissolution of Group.

                 Not applicable

-------------
(1) Represents 5.2% of the aggregate outstanding shares of Class A Common Stock and Class B Common Stock. Class B Common Stock is immediately convertible into one share of Class A Common Stock and has ten votes per share.

CUSIP No. 573083102                                         Page 5 of 5  Pages
          ---------                                             ---  ---


Item 10.    Certifications.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


Date:    February 14, 2000


                                     TIME WARNER INC.


                                  By:    /s/  Christopher P. Bogart
                                     ----------------------------------
                                     Name:    Christopher P. Bogart
                                     Title:   Executive Vice President,
                                              General Counsel and Secretary